FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-238704

February 11, 2021

SilverCrest Metals Inc.

Treasury Offering of Common Shares

Term Sheet	February 11, 2021

A final base shelf prospectus dated June 5, 2020 containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada, other than Quebec. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus, and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision. Investing in the Shares (as defined herein) involves risk. See “Risk Factors” in the final base shelf prospectus and in the prospectus supplement. SilverCrest Metals Inc. has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement relating to this offering, the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents at no cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Scotia Capital Inc., Attention: Equity Capital Markets, Scotia Plaza, 62nd Floor, 40 King Street West, Toronto, Ontario M5H 3Y2, or by telephone at 1-416-863-7704 and in the United States from Scotia Capital (USA) Inc., Attention: Equity Capital Markets, 250 Vesey Street, 24th Floor, New York, New York, 10281, or by telephone at 1-212-225-6853 or by email at equityprospectus@scotiabank.com.

Issuer:	SilverCrest Metals Inc. (the “Company”).

Issue:	Treasury offering of 13,050,000 common shares (the “Shares”).

Issue Amount:	US$120,060,000.

Issue Price:	US$9.20 per Share.

Over-Allotment Option:	The Underwriters will have an option to purchase up to an additional 1,957,500 Shares, representing 15% of the Issue, at the Issue Price to cover over-allotments and for market stabilization purposes, exercisable in whole or in part at any time until 30 days after Closing.

Use of Proceeds:	The principal objectives for use of the net proceeds of the Offering are to expand the Las Chispas resources and reserves through further drilling, to optimize the mine and processing plant, and to explore regional targets for the development of satellite resources for processing at Las Chispas or for development as potential stand-alone operations.

Form of Offering:	Bought deal underwritten public issue, eligible for sale in each of the provinces of Canada, other than Quebec, pursuant to the Company’s base shelf prospectus dated June 5, 2020 and in the United States pursuant to the multi-jurisdictional disclosure system and in other jurisdictions on a prospectus exempt basis as agreed between Scotia Capital Inc. and the Company.

Conditions:	Subject to standard bought deal terms and conditions for transactions of this type.

Listing:	An application will be made to list the Shares on the Toronto Stock Exchange, which shall be conditionally approved prior to Closing and the NYSE American LLC, which listing shall be approved prior to Closing. The Company’s common shares are currently listed on the Toronto Stock Exchange under the symbol “SIL” and the NYSE American LLC under the symbol “SILV”.

Bookrunners:	Scotia Capital Inc., Raymond James Ltd. and RBC Dominion Securities Inc.

Eligibility:	The Shares are eligible investments for RRSPs, RRIFs, DPSPs, RDSPs, RESPs and TFSAs.

Commission:	4.25%, payable upon Closing.

Closing:	On or about February 22, 2021.

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